SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  -----------


                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       Steinway Musical Instruments, Inc.
                       ----------------------------------
                                (Name of Issuer)



                Ordinary Common Stock, par value $0.001 per share
       -------------------------------------------------------------------
                         (Title of Class of Securities)



                                    858495104
                                    ---------
                                 (CUSIP Number)



                                February 4, 2005
                                ----------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)
      |X|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)


                                    -------

                                  SCHEDULE 13G

CUSIP No.  858495104
--------------------------------------------------------------------------------

1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       First New York Securities L.L.C.
--------------------------------------------------------------------------------
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                 (b) |X|
--------------------------------------------------------------------------------
3)     SEC USE ONLY

--------------------------------------------------------------------------------
4)     CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
                                 5)     SOLE VOTING POWER

       NUMBER                           112,600
       OF                      -------------------------------------------------
       SHARES                    6)     SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                         None
       EACH                    -------------------------------------------------
       REPORTING                 7)     SOLE DISPOSITIVE POWER
       PERSON
       WITH                             112,600
                               -------------------------------------------------
                                 8)     SHARED DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       112,600
--------------------------------------------------------------------------------
10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   |-|
--------------------------------------------------------------------------------
11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       1.5%
--------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

       BD
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

                                  SCHEDULE 13G

CUSIP No.  858495104
--------------------------------------------------------------------------------

1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Don Erenberg
--------------------------------------------------------------------------------
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                 (b) |X|
--------------------------------------------------------------------------------
3)     SEC USE ONLY

--------------------------------------------------------------------------------
4)     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                               5)     SOLE VOTING POWER

       NUMBER                         19,000
       OF                    ---------------------------------------------------
       SHARES                  6)     SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                       None
       EACH                  ---------------------------------------------------
       REPORTING               7)     SOLE DISPOSITIVE POWER
       PERSON
       WITH                           19,000
                             ---------------------------------------------------
                               8)     SHARED DISPOSITIVE POWER

                                      None
--------------------------------------------------------------------------------
9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       19,000
--------------------------------------------------------------------------------
10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   |-|
--------------------------------------------------------------------------------
11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       0.3%
--------------------------------------------------------------------------------
12)    TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No.  858495104
--------------------------------------------------------------------------------

1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Steven Heinemann
--------------------------------------------------------------------------------
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                 (b) |X|
--------------------------------------------------------------------------------
3)     SEC USE ONLY

--------------------------------------------------------------------------------
4)     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                              5)     SOLE VOTING POWER

       NUMBER                        276,300
       OF                    ---------------------------------------------------
       SHARES                 6)     SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                      None
       EACH                  ---------------------------------------------------
       REPORTING              7)     SOLE DISPOSITIVE POWER
       PERSON
       WITH                          276,300
                             ---------------------------------------------------
                              8)     SHARED DISPOSITIVE POWER

                                     110,600
--------------------------------------------------------------------------------
9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       386,900
--------------------------------------------------------------------------------
10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   |-|
--------------------------------------------------------------------------------
11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.1%
--------------------------------------------------------------------------------
12)    TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

                                  Schedule 13G
                                  ------------

Item 1(a).  Name of Issuer:

Steinway Musical Instruments, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

800 South Street, Suite 305
Waltham, Massachusetts  02453

Item 2(a).  Name of Person Filing:

(1) First New York Securities L.L.C. ("FNYS")

(2) Don Erenberg. Mr. Erenberg is employed by FNYS.

(3) Steven Heinemann. Mr. Heinemann is employed by and trades securities of the issuer for the proprietary account of FNYS.


Item 2(b).  Address of Principal Business Office or, if None, Residence:

(1)   First New York Securities L.L.C.:  850 Third Avenue, 17th Floor
                                         New York, NY 10022

(2)   Don Erenberg:                      870 UN Plaza, Apt. 33D
                                         New York, NY  10017

(3)   Steven Heinemann:                  106 Goose Hill Rd.
                                         Cold Spring Harbor, NY  11724

Item 2(c).  Citizenship:

(1) First New York Securities L.L.C.:    New York

(2) Don Erenberg:                        United States

(3) Steven Heinemann:                    United States


Item 2(d).  Title of Class of Securities:

Ordinary Common Stock, par value $0.001 per share


Item 2(e).  CUSIP Number:

858495104

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)   |_| Broker or Dealer Registered Under Section 15 of the Act
                      (15 U.S.C. 78o)

            (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c)

            (c)   |_| Insurance Company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c)

            (d)   |_| Investment Company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8)

            (e)   |_| Investment Adviser in accordance with ss.
                      240.13d-1(b)(1)(ii)(E)

            (f)   |_| Employee benefit plan or endowment fund in accordance with
                      ss. 240.13d-1(b)(1)(ii)(F)

            (g)   |_| Parent Holding Company or control person in accordance
                      with ss.240.13d-1(b)(ii)(G)

            (h)   |_| Savings Association as defined in ss.3(b) of the Federal
                      Deposit Insurance Act (12 U.S.C. 1813)

            (i)   |_| Church plan that is excluded from the definition of an
                      investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

            (j)   |_| Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.     Ownership.

            (a) Amount beneficially owned:(1)

                  (1)   First New York Securities L.L.C.: 112,600

                  (2)   Don Erenberg:                      19,000

                  (3)   Steven Heinemann:                 386,900


            (b) Percent of class:

                  (1)   First New York Securities L.L.C.:   1.5%

                  (2)   Don Erenberg:                       0.3%

                  (3)   Steven Heinemann:                   5.1%


            (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote:

                        (1) First New York Securities L.L.C.:  112,600

                        (2) Don Erenberg:                      19,000(2)


----------------------
(1) Percentages based on 7,535,195 shares of Ordinary Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2004.

(2) Includes shares held by Mr. Erenberg's immediate family members and accounts maintained for their benefit.

                        (3) Steven Heinemann:                         276,300

                  (ii)  Shared power to vote or to direct the vote:

                        (1)   First New York Securities L.L.C.:         0

                        (2)   Don Erenberg:                             0

                        (3)   Steven Heinemann:                         0


                  (iii) Sole power to dispose or to direct the disposition of:

                        (1)   First New York Securities L.L.C.:       112,600

                        (2)   Don Erenberg:                           19,000(2)

                        (3)   Steven Heinemann:                       276,300


                   (iv) Shared power to dispose or to direct the disposition of:

                        (1)   First New York Securities L.L.C.:         0

                        (2)   Don Erenberg:                             0

                        (3)   Steven Heinemann:                       110,600(3)


Item 5.     Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

See Item 2(a) above.

Item 9.     Notice of Dissolution of Group.

Not Applicable.


--------------------------

(2) Includes shares held by Mr. Erenberg's immediate family members and accounts maintained for their benefit.

(3) Shares owned by FNYS as to which Mr. Heinemann may be deemed to share dispositive power.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: March 3, 2005                 FIRST NEW YORK SECURITIES L.L.C.

                                    BY: /s/ Mario Maugeri
                                       --------------------------------------
                                       Name:  Mario Maugeri
                                       Title: Director of Operations


                                    /s/ Don Erenberg
                                    ----------------------------------------
                                    Don Erenberg


                                    /s/ Steven Heinemann
                                    ----------------------------------------
                                    Steven Heinemann

                                                                       Exhibit 1


                            AGREEMENT OF JOINT FILING


      Pursuant to rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13G (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed is on the behalf of each of them.

      IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 3, 2005.



                                    FIRST NEW YORK SECURITIES L.L.C.

                                    BY: /s/ Mario Maugeri
                                       ----------------------------------
                                       Name:  Mario Maugeri
                                       Title: Director of Operations


                                    /s/ Don Erenberg
                                    -------------------------------------
                                    Don Erenberg


                                    /s/ Steven Heinemann
                                    -------------------------------------
                                    Steven Heinemann